Exhibit 4.4

AMENDMENT TO EXCLUSIVE (EQUITY) AGREEMENTS

This is an amendment (this “Amendment”) to the Exclusive (Equity) Agreement for Stanford dockets S10-200 and S14-174 (the “Agreement”) entered into as of August 21, 2015 between THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY (“Stanford”), an institution of higher education having powers under the laws of the State of California, and Medicenna Therapeutics, Inc. (“Medicenna”), a corporation having a principal place of business at 2 Bloor St. W, 7th Floor, Toronto, Ontario M4W 3E2 (each a “Party” and collectively the “Parties”).

1.	The Parties agree to replace Appendix A of the Agreement as follows:

Appendix A of the Agreement is hereby replaced by Appendix A hereto.

2.

Pursuant to Section 18.2 of the Agreement, Medicenna is hereby updating its notice information for all purposes under the Agreement (including general notices, financial invoices and progress report invoices:

Name:  Fahar Merchant

Address: 2 Bloor St. W, 7th Floor, Toronto, ON, M4W 3E2

E-mail: fmerchant@medicenna.com

3.	Medicenna will pay Stanford $100,000 within 30 days of executing this Amendment

4.	This Amendment is effective as of August 1, 2019.

5.	All other provisions of the Agreement which are not amended hereby remain in full force and effect unamended.

6.	This Amendment is governed by the laws of the State of California, United States.

THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY		MEDICENNA THERAPEUTICS, INC.

By:	/s/ Scott Elrod	By:	/s/ Fahar Merchant
Name:	Scott Elrod	Name:	Fahar Merchant
Title:	Associate Director	Title:	President and CEO
Date:	March 2, 2020	Date:	February 28, 2020

APPENDIX A – DILIGENCE MILESTONES

a)	Medicenna will sign a partnership agreement or secure at least $10M in additional funding by June 30, 2020 to be used for development of Licensed Products under the Agreement;
b)	Medicenna or its partner will begin IND-enabling toxicology studies of an IL-2 agonist (hereinafter referred to as the “First Licensed Product”) by Aug 30, 2020;
c)	Medicenna or its partner will File an IND for the First Licensed Product by June 30, 2021;
d)	Medicenna will sign a partnership agreement or secure at least $15M in additional funding by June 30, 2021 to fund Phase I Clinical Trial of the First Licensed Product under the Agreement;
e)	Medicenna will sign a partnership agreement or secure at least $25M in additional funding by June 30, 2023 to fund Phase II Clinical Trial of the First Licensed Product;
f)	Medicenna or its partner will begin a Phase II Clinical Trial of the First Licensed Product by June 30, 2023;
g)

Medicenna and Stanford will meet on Sept 15, 2023 to discuss mutually acceptable diligence milestones for an IL-2 antagonist (hereinafter referred to as the “Second Licensed Product”). If the Parties are not able to come to mutual agreement on a set of milestones for the Second Licensed Product, the Licensed Field of Use will automatically be amended to include ONLY the First Licensed Product in development by Medicenna.

h)	Medicenna will sign a partnership agreement and begin a Phase III clinical study for the First Licensed Product by Aug 30, 2025;
i)	Medicenna or its partner will submit an NDA or BLA or equivalent by Aug 30, 2028;
j)	Medicenna or its partner will have an approval in the US or EU of a Licensed Product by Aug 30, 2029.

Note 1: Milestones may be achieved by Medicenna and/or its collaboration partner.

Note 2: Milestone achievement target dates specific to First Licensed Product can be automatically extended solely by delays due to regulatory, drug safety issues, clinical hold by regulatory agencies or and other delays completely outside of Medicenna’s or its collaboration partner’s control.

Note 3: Notwithstanding the above Stanford recognises that any reduction in the Licensed Field of Use shall not include any intellectual property and patents owned by Medicenna related to the Second Licensed Product.